UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 20, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Tandy Brands Accessories, Inc.

File No. 000-18927 CF# 27330

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Tandy Brands Accessories, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Form 10-K filed on September 1, 2011, as amended on April 19, 2012.

Based on representations by Tandy Brands Accessories, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 4.8 and 10.38   August 25, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel